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Mail Stop 6010								June 20, 2006

Mr. Lars Brannvall
President
Coloured (US) Inc.
Suite 5.15, 130 Shaftesbury Avenue
London, England W1D 5EU

Re:	Coloured (US) Inc.
	Form SB-2/A filed June 8, 2006
	File No. 333-133505

 Dear Mr. Brannvall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, p. 5
If we are unable to obtain additional financing..., p. 5
1. You have indicated that you need to obtain additional funds to continue operations within the month. If this filing is not effective prior to June 30 of this year, you should update the disclosure in this section in subsequent amendments.

Coloured (US) Inc. Interim Financial Statements, page F-1
Note 4. Agency Exploitation Agreements and Intellectual Property, page F-10
2. We noted that you expensed the intellectual property acquired. Please provide the following:
* Explain why it is appropriate to classify the intellectual property outside of operations on the Interim Consolidated Statements of Operations.
* Clarify the heading used in the Interim Consolidated Statements of
Cash Flows to properly reflect the acquisition of intellectual property rights as "intellectual property write down" implies an impairment to the intellectual property rather than a purchase or tell us why this classification is appropriate.
* Tell us what consideration was given to classifying the purchase of intellectual property as an investing activity on the Statements of
Cash Flows. Refer to Note 10. Non-cash Transactions which indicates the purchased intellectual property is an investing or financing activity.

Coloured, (US) Inc. Consolidated Financial Statements, page F-15
Note 2. Significant Accounting Policies
Revenue Recognition, page F-28
3. Refer to your response to our comment 25 and we repeat our comment as it doesn`t appear any changes have been made to the footnote as indicated in your response. Clarify when revenue derived from the sale of services is initially recorded as deferred revenue (e.g. is an upfront total contract payment required).

Note 3. Rights and Technology, page F-29
Refer to your response to our comments 27 and 28 and we repeat our comments as it doesn`t appear any changes have been made to the footnote as indicated in your responses. Please clarify what you mean by "option agreement" related to your software license and your basis for the accounting for an option agreement. Disclose the terms of the agreement. We noted that you acquired the software license on May
25, 2004 but did not incur amortization expense in the fiscal year ended September 30, 2004. Please clarify your accounting treatment.
4.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sasha Parikh at (202) 551-3627 if you have questions regarding comments on the financial statements and related
matters. Please contact Zafar Hasan at (202) 551-3653 or me at
(202)
551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

cc:	Michael Taylor
	Lang Michener
	1500 Royal Centre
	1055 West Georgia Street
	Vancouver, British Columbia V6E 4N7
	Fax: (604) 685-7084